[ Janus Letterhead ]

March 9, 2015

VIA EDGAR

Mr. Asen Parachkevov

Mr. Jeffrey Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 333-200782
Preliminary Prospectus/Information Statement on Form N-14

Dear Messrs. Parachkevov and Long:

On behalf of the Registrant, the purpose of this letter is to respond to your comments made by telephone on December 29, 2014, January 28, 2015, January 30, 2015, and February 2, 2015 with respect to the preliminary prospectus/information statement on Form N-14 (the “Prospectus/Information Statement”) filed on December 5, 2014, relating to the merger of INTECH U.S. Managed Volatility Fund II (the “Target Fund”) with and into INTECH U.S. Managed Volatility Fund (the “Acquiring Fund,” and together with the Target Fund, the “Funds”), each a series of the Registrant (the “Reorganization”). The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses are as follows:

1.	Staff Comment: The Staff noted a comment that it had provided on Post-Effective Amendment No. 207 to the Registrant’s Registration Statement requesting that the Registrant consider revisions to the disclosure regarding the Acquiring Fund’s quantitative strategy in light of the plain English requirements under Rule 421(d) of the Securities Act of 1933, as amended. The Staff requested that the Registrant incorporate any changes made in response to this comment into the discussion of the Funds’ principal investment strategies in the Prospectus/Information Statement.

Response: The Registrant believes that the above-referenced disclosure is in plain English as written. Descriptions of quantitative investment methodologies, such as those used by the Funds, are commonly used by funds that employ such a methodology.

2.	Staff Comment: The Staff noted that the Introduction states that the Funds’ managed volatility investment strategy “seeks to provide returns in excess of the Funds’ benchmark index.” The Staff asked the Registrant to revise this disclosure because it may create an expectation of return.

Response: The Registrant does not believe that the above-referenced disclosure creates an expectation of return since the managed volatility investment strategy “seeks” to provide such returns. This language describes the goal of each Fund, which is based off a quantitative model, is aspirational, and does not create an expectation of return. The Registrant also notes that this disclosure is consistent with the approach that other fund complexes employ when describing how they seek to achieve their investment objectives.

3.	Staff Comment: The Staff asked whether the Registrant would be filing a Statement of Additional Information with the Prospectus/Information Statement.

Response: The Registrant notes that a Statement of Additional Information was included in the preliminary filing and will be filed with the definitive Prospectus/Information Statement.

4.	Staff Comment: Provide an analysis of how the factors identified in the North American Security Trust, SEC No-Action Letter, (August 5, 1994) (“NAST”) apply to the Reorganization.

Response: NAST related to the reorganization of three portfolios into a newly formed portfolio and the determination of which portfolio’s historical performance may be used in performance presentations for periods prior to the reorganization. Among other factors to be compared between funds involved in the transaction in making that determination were the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and ratios; asset size; and portfolio composition. No single factor is determinative of which entity is the performance “survivor.”

As described in the Prospectus/Information Statement, the Reorganization is part of a restructuring that is designed to streamline the Janus mutual funds platform in connection with the Funds’ transition to a managed volatility investment strategy. On September 17, 2014, the Board of Trustees of the Funds approved changes to the investment strategies, names, and benchmark indices of the Funds to reflect this new managed volatility investment strategy and, as a result of these changes, the Funds have identical investment strategies and risks, and the same benchmark index effective December 17, 2014. Although each NAST factor was considered in determining the structure of the proposed Reorganization, many of these factors were not dispositive due to the existing similarities of the Funds. As discussed below, the primary reason why the Acquiring Fund is the performance survivor of the “Combined Fund” is because the value-oriented strategy that the Acquiring Fund pursued prior to December 17, 2014 is more consistent with the managed volatility investment strategy that the Funds currently employ. The following discusses each of the NAST factors as each relates to the Reorganization:

Investment Adviser and Subadviser:

Janus Capital Management LLC (“Janus Capital” or “Janus”) and INTECH Investment Management LLC (“INTECH”) serve as the investment adviser and subadviser, respectively, to each Fund. The same team of investment professionals consisting of Adrian Banner, Vassilios Papathanakos, Joseph W. Runnels, and Phillip Whitman works together to implement the investment strategies of the Funds. Following the Reorganization, Janus Capital and INTECH will continue to serve as the investment adviser and subadviser, respectively, of the Combined Fund, and the same team of investment professionals that manage the Funds will manage the Combined Fund. This factor is thus neutral in the performance survivor analysis.

Investment Objective, Policies and Restrictions:

The Funds have identical investment objectives, policies, and restrictions and the Combined Fund will continue to be managed with these same investment objectives, policies, and restrictions. However, Janus considered that prior to December 17, 2014, the Target Fund was named INTECH

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U.S. Growth Fund and pursued its investment objective by investing at least 80% of its net assets in U.S. common stocks from the universe of the Russell 1000® Growth Index, whereas the Acquiring Fund was named INTECH U.S. Value Fund and pursued its investment objective by investing at least 80% of its net assets in U.S. common stocks from the universe of the Russell 1000® Value Index. As noted in NAST, in evaluating the attributes of funds in order to determine which historical performance is used going forward, in comparing the attributes, one should consider whether the acquired fund or acquiring fund most closely resembles the surviving fund. Because the managed volatility investment strategy is analogous to the “value” style of investing that the Acquiring Fund employed previously, the historical performance of the Acquiring Fund is more relevant and appropriate than the historical performance of the Target Fund.

Expense Structures and Ratios:

The Funds have identical contractual management fee rates, transfer agency fee rates, and 12b-1 distribution/servicing fee rates. The annual management fee rate of both Funds is 0.50% and each corresponding share class of each Fund is subject to the same 12b-1 shareholder servicing/distribution fee rate with Janus Distributors LLC, and transfer agency fee rate with Janus Services LLC. Janus Capital, and not the Funds, pays INTECH a subadvisory fee at the annual rate of 50% of the advisory fee rate paid by each Fund to Janus Capital. Following the Reorganization, the Combined Fund will maintain an annual management fee rate of 0.50% and Janus Capital will continue to pay INTECH a subadvisory fee at the same rate that it currently pays. Similarly, the share classes of the Combined Fund will be subject to the same 12b-1 shareholder servicing/distribution rate, transfer agency fee rate, and other types of comparable expenses as the Target Fund and Acquiring Fund. While the exact amount of actual out-of-pocket costs paid by the Funds may differ, the types of out-of-pocket expenses each Fund/Combined Fund and its share classes may incur are the same. The Funds’ expense ratios differ primarily as a result of a difference in the amount of the expense limit, with the Combined Fund maintaining the lower expense limit of the Acquiring Fund, at an annual rate of 0.79%. Therefore, this factor dictates that the Acquiring Fund is the performance survivor.

Asset Size:

As of November 30, 2014, the Acquiring Fund’s net assets were approximately $121.96 million and the Target Fund’s net assets were approximately $328.44 million. Based on the overlap in portfolio holdings and similarity in investment objectives, strategies, and restrictions between the Funds, asset size is expected to have a limited effect on the portfolio of the Combined Fund subsequent to the Reorganization. In addition, the relative asset size of each Fund compared to the other is not significant. Accordingly, while the net assets of the Target Fund are larger than the net assets of the Acquiring Fund, it is believed that this factor is of less significance and importance than the other NAST factors in determining that the Acquiring Fund should be the performance survivor.

Portfolio Composition:

Because the Funds have identical investment objectives and strategies, and the same benchmark index, the portfolio composition of the Acquired and Target Funds is currently substantially the same and is anticipated to be close to identical (if not identical) prior to the Reorganization. It is expected that the repositioning of the portfolio of the Combined Fund as a result of the Reorganization would be de minimis. Accordingly, the portfolio composition of the Combined Fund after the Reorganization will be substantially the same as both Funds prior to the Reorganization.

Each of the factors discussed above were collectively considered by the Trustees and Janus Capital (among other factors) in determining that the Reorganization was in the best interest of each Fund. In summary, following the Reorganization, the Combined Fund will be operated by the same investment adviser and subadviser utilizing the same investment strategies and policies and subject to the same risks with substantially the same portfolio composition as the Funds. The Combined Fund will also

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have the same contractual fee arrangements as previously noted and adopt the lower expense limit of the Acquiring Fund. Given these factors and that the Combined Fund will pursue a managed volatility investment strategy that is analogous to the “value” style of investing that the Acquiring Fund used prior to December 17, 2014, it is more relevant and appropriate for the Acquiring Fund to be the performance survivor of the Combined Fund “post-merger.”

5.	Staff Comment: The Staff asked the Registrant to provide an estimate of the total cost of the Reorganization.

Response: The Registrant believes that disclosing the estimated total cost of the Reorganization in the Prospectus/Information may cause shareholder confusion since this cost will be borne by Janus, and not the Funds. However, the Registrant confirms that it has complied with this comment.

6.	Staff Comment: The Staff asked the Registrant whether there will be any repositioning or brokerage costs in connection with the Reorganization or any realized capital gains to investors.

Response: Given that the Funds have identical investment strategies, policies, and risks and substantially similar portfolio composition, it is expected that there will be minimal repositioning or brokerage costs in connection with the Reorganization. It is not expected that there will be any realized capital gains in connection with the Reorganization.

7.	Staff Comment: The Staff asked the Registrant to explain why the “Fee Waiver” line item is included in the fee table if the Funds are operating below the applicable fee limit.

Response: The Registrant has removed the “Fee Waiver” line item from the fee table.

8.	Staff Comment: The Staff noted that the Total Annual Fund Operating Expenses for the Acquiring Fund’s Class T Shares are above the fee limit of 79 basis points and asked the Registrant to supplementally explain the types of fees that are contractually excluded from the fee waiver arrangement.

Response: The Registrant notes that the Total Annual Fund Operating Expenses for the Acquiring Fund’s Class T Shares are above the fee limit because, as disclosed, the fee waiver arrangement does not include administrative services fees, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses.

9.	Staff Comment: In the “Comparison of Fund Performance” section, the Staff noted that the after-tax returns are shown for Class S Shares of the Target Fund and Class I Shares of the Acquiring Fund. The Staff asked the Registrant to explain why the after-tax returns are being provided for different share classes of the Target and Acquiring Funds.

Response: The after-tax returns in the “Comparison of Fund Performance” section reflect the Registrant’s methodology of using the share class of each Fund (or predecessor Fund) with the longest historical performance for the calculation. For the Target Fund, this was Class S Shares. For the Acquiring Fund, multiple share classes commenced operations at the same time. To the extent that two or more share classes commenced on the same date and have the longest performance history, the Registrant uses the share class with the lowest expense ratio to calculate the after-tax performance. The Registrant notes that this approach for calculating “synthetic” performance is employed consistently across all funds in its fund complex and was previously reviewed by the Staff.

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10.	Staff Comment: The Staff asked the Registrant to supplementally confirm that capitalization tables and an auditor’s consent will be filed with the definitive Prospectus/Information Statement.

Response: The Registrant so confirms.

11.	Staff Comment: The Staff noted that Section 6.2 of the form of Agreement and Plan of Reorganization filed with the preliminary Prospectus/Information Statement states that the expenses of the Reorganization will “be paid by the party directly incurring such expenses if and to the extent that the payment by another party of such expenses would result in the disqualification of the Target Fund or the Acquiring Fund, as the case may be, as a regulated investment company within the meaning of Section 851 of the [Internal Revenue] Code.” The Staff asked the Registrant to supplementally explain under what circumstances such payments would be made.

Response: The Registrant notes that the above-referenced provision is intended to protect against the event that the Internal Revenue Service takes the position that the payment of Reorganization expenses by Janus Capital is imputed income that is not “good income” to the affected Fund for purposes of the 90% gross income test. The Registrant notes that this provision is commonly used language for reorganization agreements involving regulated investment companies.

12.	Staff Comment: The Staff noted that the financial highlights include information about the Target Fund as of June 30, 2014 and asked whether it would be more appropriate to include financial highlights subsequent to the change in the Target Fund’s investment strategy on December 17, 2014.

Response: The Registrant notes that it is providing the Target Fund’s financial highlights for its fiscal year ended June 30, 2014, as required by Form N-14. In addition, the Prospectus/Information Statement states that shareholders have received the Target Fund’s most recent semiannual report, which will include the Fund’s financial highlights for the semiannual period ended December 31, 2014. The Prospectus/Information Statement also discloses how shareholders can obtain additional copies of the Target Fund’s semiannual report.

13.	Staff Comment: The Staff asked the Registrant why the pro forma financial statements do not reflect the Funds’ current names.

Response: The Registrant has revised the pro forma financial statements to indicate that the Funds’ names were changed effective December 17, 2014.

14.	Staff Comment: The Staff asked the Registrant to explain why there are no expense adjustments reflected in the pro forma financial statements.

Response: The Registrant notes that there are no expense adjustments reflected in the pro forma financial statements because the advisory fee structure of the Combined Fund following the Reorganization will be the same as the existing advisory fee structure for the Target and Acquiring Funds.

15.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 14 and asked the Registrant whether there will be any expense adjustments in the pro forma financial statements related to fees and expenses outside of the advisory fee structure.

Response: The Registrant has revised the pro forma financial statements to include expense adjustments for two line items.

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16.	Staff Comment: The Staff asked the Registrant to supplementally provide the portfolio turnover of the Target Fund and Acquiring Fund in connection with the December 17, 2014 transition to the managed volatility strategy.

Response:

The Registrant’s response follows.

Portfolio Turnover (approximate percentage rate)
	Target Fund	Acquiring Fund
Portfolio Turnover for the Month of December 2014	52.47%	45.4%
Portfolio Turnover on December 17, 2014	13.2%	8.3%

17.	Staff Comment: The Staff asked the Registrant to supplementally provide a copy of the no-action relief that the Registrant received with respect to its use of synthetic performance information.

Response: The Registrant supplementally provided via e-mail a copy of the above-referenced no-action relief for the Staff’s review.

18.	Staff Comment: The Staff asked the Registrant to supplementally provide copies of the preliminary statements of investments for the Target Fund and the Acquiring Fund as of December 31, 2014.

Response: The Registrant supplementally provided via e-mail copies of the above-referenced statements of investments for the Staff’s review.

19.	Staff Comment: The Staff asked the Registrant to include the following performance information in the Prospectus/Information Statement with respect to Class I Shares of the Target Fund:
•	Annual total returns for each calendar-year end since the inception of Class I Shares, a corresponding performance bar chart, and Class I Shares’ highest and lowest quarterly return since inception;

•	Returns after taxes on distributions for applicable periods; and
•	Returns after taxes on distributions and sale of fund shares for applicable periods.

Response: The Registrant acknowledges this comment and confirms that it has complied.

20.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings.

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Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.

Richard C. Noyes, Esq.

Donna Brungardt

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